

02005877

VP 3-4-02

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden hours per response . . . 12.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING RECEIVED FEB 27 2002 WASH. D.C. 354 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49274

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
W.P. Stewart Securities Limited

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Trinity Hall 43 Cedar Avenue
(No. and Street)

Hamilton Bermuda HM 12
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kachun Tam 441-295-8585
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name — *if individual, state last, first, middle name*)

1177 Avenue of the Americas New York, NY 10036
(Address) (City) (State) (Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/18/02

OATH OR AFFIRMATION

I, Kachun Tam, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of W.P. Stewart Securities Limited, as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

Financial Principal

Title

Notary Public

ANDREW J.D. WHALLEY
NOTARY PUBLIC
41 CEDAR AVENUE
HAMILTON
BERMUDA

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


REVENUE BERMUDA
$10
REVENUE BERMUDA
$5

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (646) 471 4100

Report of Independent Accountants on Internal Accounting Control Required by SEC Rule 17a-5

To the Board of Directors and Shareholder of
W.P. Stewart Securities Limited:

In planning and performing our audit of the financial statements and supplemental schedules of W.P. Stewart Securities Limited (the "Company") for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with

management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 15, 2002

W.P. STEWART SECURITIES LIMITED

STATEMENT of FINANCIAL CONDITION

As of December 31, 2001



PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (646) 471 4100

Report of Independent Accountants

To the Board of Directors and Shareholder of
W.P. Stewart Securities Limited:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of W.P. Stewart Securities Limited (the "Company") at December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 15, 2002

W.P. STEWART SECURITIES LIMITED

Statement of Financial Condition

December 31, 2001

ASSETS:

Cash and cash equivalents	$	18,024,921
Receivable from clearing broker		582,091
Other assets		90,798
	$	18,697,810

LIABILITIES and SHAREHOLDER'S EQUITY:

Liabilities:		
Accrued expenses and other liabilities	$	144,527
Payable to affiliates, net		274,652
		419,179
Commitments and contingencies		
Shareholder's Equity:		
Common shares, $1.00 par value; 50,000 shares authorized, issued and outstanding		50,000
Additional paid-in-capital		650,000
Retained earnings		17,578,631
		18,278,631
	$	18,697,810

The accompanying notes are an integral part of this financial statement.

W.P. STEWART SECURITIES LIMITED

Notes to Statement of Financial Condition

1. Organization:

W.P. Stewart Securities Limited (the "Company") is a wholly owned subsidiary of W.P. Stewart & Co., Ltd. The Company was incorporated on January 2, 1996 under the laws of Bermuda by the Office of the Registrar of Companies. The Company is a registered broker-dealer under the Securities Exchange Act of 1934, and is a member of the National Association of Securities Dealers. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities and, accordingly, is exempt from Rule 15c3-3 of the Securities Exchange Act of 1934. In addition, the Company clears all transactions with and for customers of affiliates on a fully disclosed basis through a clearing broker.

2. Summary of Significant Accounting Policies:

The accompanying statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States of America. The functional currency of the Company is U.S. dollars.

The preparation of the statement of financial condition in conformity with generally accepted accounting principles in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Cash and cash equivalents consist of cash on hand and money market deposits with initial maturities of three months or less. At December 31, 2001 all of the Company's cash and cash equivalents are held by a Bermuda based bank and is exposed to the credit risk resulting from this concentration of cash.

The Company, under Bermuda law, is not required to pay any taxes in Bermuda on either income or capital gains. The Company will be exempted from taxation until the year 2016. Accordingly, no provision for taxes has been recorded.

3. Receivable From Clearing Broker:

The Company conducts business with a clearing broker on behalf of its customers subject to a clearance agreement. The Company earns commissions as an introducing broker for the transactions of its customers, which are normally settled on a delivery-against-payment basis. Under the clearing agreement, the Company has agreed to indemnify the clearing broker for non-performance by any customers introduced by the Company. The Company is subject to credit risk to the extent that the clearing broker may be unable to repay amounts owed. The

amount recorded as receivable from clearing broker is considered to approximate the fair value, due to its short-term nature.

4. Net Capital Requirements:

As a registered broker-dealer, the Company is subject to Rule 15c3-1 of the Securities and Exchange Commission. The Company computes its net capital under the aggregate indebtedness method, which requires that minimum net capital be equal to the greater of 1/15 of aggregate indebtedness, as defined, or $100,000.

At December 31, 2001, the Company had net capital, as defined, of $17,828,908 that exceeded the required minimum net capital of $100,000 by $17,728,908. At December 31, 2001, aggregate indebtedness totaled $419,179. The ratio of aggregate indebtedness to net capital was .024 to 1.

5. Related Party Transactions:

The Company earns commissions on accounts that are managed under investment agreements by its Parent and other affiliates. Substantially all of the commission revenue earned by the Company, as well as allocated expenses, are deemed to be directly related to the Company's relationship with its Parent and other affiliates. These allocated expenses from the parent and affiliates are for certain administrative, accounting and personnel services, and other operating expenses, as determined by management. As of December 31, 2001, the Company has a net payable to affiliates of $274,652. The payable to affiliates is non-interest bearing and due on demand.

The Company pays a portion of the brokerage commissions earned from securities to WPS Investissements S.A., a Swiss investment management firm. WPS Investissements S.A. is principally owned by a beneficial owner of a minority interest in W.P. Stewart & Co., Ltd. As of December 31, 2001, the Company has a payable to WPS Investissements S.A. of approximately $3,800.